Exhibit 12, Page 1 of 1

NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year ended December 31,
	2009	2008	2007	2006	2005

EARNINGS
Income from continuing operations before income taxes as reported	$1,622	$2,750	$2,237	$2,230	$1,697

Add (subtract):
Total interest expenses (as detailed below)	499	491	520	548	552
Amortization of capitalized interest	7	6	6	5	5
Income of partially owned entities (1)	(36)	(40)	(57)	(48)	(61)

Total earnings	$2,092	$3,207	$2,706	$2,735	$2,193

FIXED CHARGES
Interest expense on debt	$467	$444	$441	$476	$494
Interest expense on unrecognized tax benefit	(6)	(15)	12	--	--
Other interest expense	1	17	15	17	6
Calculated interest portion of rent expense	37	45	52	55	52

Total interest expenses	499	491	520	548	552

Capitalized interest	17	15	14	13	11

Total fixed charges	$516	$506	$534	$561	$563

RATIO OF EARNINGS TO FIXED CHARGES	4.05	6.34	5.07	4.88	3.90

(1) Includes: (a) the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges; and, for the periods before the Conrail Corporate Reorganization, (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.3 million of debt guaranteed for a less than 50% owned entity.